SECOND SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
                                       BY
                              WELLS FINANCIAL CORP.
                                       OF
         UP TO 150,000 SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                               AT A PURCHASE PRICE
             NOT GREATER THAN $31.50 NOR LESS THAN $29.50 PER SHARE
--------------------------------------------------------------------------------

OUR OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 3, 2004, UNLESS THE OFFER IS EXTENDED. WE MAY EXTEND THE OFFER PERIOD AT ANY TIME.

--------------------------------------------------------------------------------

WELLS FINANCIAL CORP. IS:

     o offering to purchase up to 150,000 shares of our common stock in a tender offer; and
     o offering to purchase these shares at a price not greater than $31.50 nor less than $29.50 per share in cash, without interest.

IF YOU WANT TO TENDER YOUR SHARES INTO OUR OFFER, THEN YOU MUST:

     o specify the price between $29.50 and $31.50 at which you are willing to tender your shares;
     o    specify the number of shares you want to tender; and
     o follow the instructions in this document and the related documents, including the accompanying letter of transmittal, to submit your shares.

WHEN OUR OFFER EXPIRES:

     o we will select the lowest purchase price specified by tendering stockholders that will allow us to purchase up to 150,000 shares or such lesser number of shares as are tendered;
     o if the number of shares tendered at or below the selected price is not more than 150,000, we will purchase all these shares at that price; and
     o if the number of shares tendered at or below the selected price is more than 150,000, we will purchase shares at the selected price:

          o first from holders of less than 100 shares who tendered all of their shares at or below the selected price, and
          o then, on a pro rata basis from all other stockholders who tendered shares at or below the selected price.

Our offer is not conditioned on any minimum number of shares being tendered. Our offer is, however, subject to other conditions discussed under "The Offer - 6. Conditions of Our Offer" in our original Offer to Purchase.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE OFFER TO PURCHASE OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OUR BOARD OF DIRECTORS  HAS  APPROVED  THIS OFFER.  HOWEVER,  NEITHER WE NOR ANY
MEMBER OF OUR BOARD OF DIRECTORS, OUR FINANCIAL ADVISOR NOR THE INFORMATION AGENT MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOUR SHARES SHOULD BE TENDERED.

         This Second Supplement to the Offer to Purchase contains important information about our offer. We urge you to read it in its entirety.
                    The Information Agent for this Offer is:

                              D.F. KING & CO., INC.

               The date of this Second Supplement to the Offer to
                          Purchase is November 23, 2004

                   SECOND SUPPLEMENT TO THE OFFER TO PURCHASE


                              WELLS FINANCIAL CORP.

                                     SUMMARY

     This Second Supplement to the Offer to Purchase dated September 28, 2004, and to our Supplement to our Offer to Purchase dated November 2, 2004, is being filed to provide you with additional information about our offer. In particular, this supplement will provide you with additional information about the fairness of the offer, including the factors the Board took into consideration in approving the offer and determining it was fair to unaffiliated stockholders, in light of the recent overtures made by a group calling itself "Opportunity Partners, L.P." Please refer to our original Offer to Purchase and our Supplement to Offer to Purchase for additional information regarding the offer and, in particular, the reasons the Board believes that the offer is fair.

                               RECENT DEVELOPMENTS

     NUMBER OF SHARES TENDERED. As of November 19, 2004, approximately 104,000 shares of common stock have been tendered and deposited in the offer. The terms of our offer remain the same.

     OPPORTUNITY PARTNERS, L.P. On November 10, 2004, Opportunity Partners, L.P., a hedge fund based in Pleasantville, New York ("Opportunity Partners"), sent a letter to the Company purporting to make an offer to acquire all outstanding shares of common stock of the Company. In the letter, Opportunity Partners stated that it was "...prepared to pay $33.00 for all shares of Wells subject only to regulatory approval." At the time, this letter was the first and only contact that the Company had ever had from Opportunity Partners. In fact, according to the Schedule 13D Opportunity Partners filed with the Securities and Exchange Commission ("SEC") on November 10, 2004, Opportunity Partners did not become a stockholder of the Company until November 2, 2004, more than a month after the Company announced its modified Dutch auction tender offer on September 28, 2004. According to their Schedule 13D, Opportunity Partners is "a private investment fund" or "hedge fund." It also reported in its Schedule 13D that it had accumulated 96,798 shares of the Company's common stock during the period beginning on November 2, 2004, and ending on November 5, 2004, at various prices ranging from $30.00 per share to $31.50 per share. This trading activity by Opportunity Partners, which was more than ten times the average trading volume in the Company's stock, and the recent public statements by Opportunity Partners, has had the effect of significantly increasing the trading price of the common stock to level above the maximum offer price of $31.50 per share.

     At a regularly scheduled Board of Directors meeting held on November 16, 2004, the Board considered and discussed the three-paragraph November 10th letter from Opportunity Partners. At the meeting, the Board discussed whether the letter appeared to be a credible or firm offer for the Company. After reviewing the letter and publicly available information concerning Opportunity Partners and consulting with its advisors, the Board concluded that the letter from Opportunity Partners was not a credible offer for the Company. Accordingly, the Board concluded that it is in the best interests of the Company and its stockholders for the Company to pursue its long-term business plan, and the modified Dutch auction tender offer and reverse stock split. The Board took into account the following factors in reaching these conclusions:

     1. The letter from Opportunity Partners does not appear to be a firm or credible offer for the Company. It could not be discerned from the Opportunity Partners' letter (a) what the
          consideration   for  the  offer  is  (i.e.,   cash,   stock,  debt  or
          combinations of the foregoing); (b) the financial ability of Opportunity Partners to acquire the Company and consummate the transaction; (c) the ability of Opportunity Partners to obtain regulatory approval for the transaction; (d) the banking experience and banking managerial resources, if any, of Opportunity Partners that would allow it to own and control a federally chartered and regulated savings bank; (e) whether Opportunity Partners had filed any or all necessary regulatory applications to acquire more than 10% of the Company as required by federal banking laws and regulations of the Office of Thrift Supervision ("OTS"), the Company's primary federal regulator; (f) the other major terms and conditions that are typical in any offer for acquisition of a company and, in particular, for the acquisition of savings and loan holding company; and (g) the permissibility under federal banking laws of a hedge fund acquiring a federal savings bank or its holding company.

     2. The Board also considered (a) the fact that Opportunity Partners became a stockholder only AFTER the Company's offer had been made and
                                     -----
          accordingly knew the price range in the offer prior to purchasing the Company's stock, yet stated in its letter that the "tender offer price range does not provide fair value for shareholders" (begging the
                ------------------------------------------------
          obvious question, why did they then buy the stock?); (b) the absolute and complete lack of any communication from Opportunity Partners prior to November 10, 2004; and the fact that Opportunity Partners became a stockholder of the Company only eight days prior to sending its letter.

     3. The Board also again considered and reviewed its strategic options in light of the letter from Opportunity Partners, as it had done prior to undertaking the offer. In this connection, the Board once again considered the Company's long-term business plan, the purposes of the offer, the consequences of the offer and the fairness of the offer to both the unaffiliated stockholders of the Company who tender in the offer and those who remain stockholders of the Company following the completion of the offer. See "Special Factors -- 3. Fairness of the Offer" below for more information regarding the fairness of the offer. The Board also affirmed and confirmed that the Company is still not for sale and that selling the Company at this time is not part of its strategic plan to enhance stockholder value in the Company. The Board again concluded that it is in the best interests of the Company and its stockholders for the Company to pursue its long-term business plan, and the modified Dutch auction tender offer and reverse stock split.

     4. The Board also gave serious consideration to the financial and legal ability of Opportunity Partners to actually consummate any acquisition of the Company. In evaluating any offer for the Company, the Board of Directors must consider the likelihood of any potential purchaser of the Company being able to complete the proposed transaction. This consideration may include, among other things, whether the proposed buyer has the financial wherewithal to consummate the acquisition and whether it is likely that the proposed buyer can obtain all necessary regulatory approvals to acquire the Company. The Board of Directors is not required to spend significant amounts of management resources, time and the Company's money pursuing acquisitions that do not have a reasonable likelihood of being consummated. In the Board's view, the likelihood of a hedge fund being approved to own and operate a federally chartered savings bank and its savings and loan holding company parent under current federal banking laws was extremely remote. Because Opportunity Partners has not provided the Board with any information concerning its financial ability to consummate the acquisition of the Company, whether it has filed any of the necessary regulatory applications or how the transaction would be structured in order to obtain regulatory approval in view of existing banking laws and regulations, which prohibit federal savings banks from engaging in hedge fund activities, the Board concluded that the letter from Opportunity Partners was not a bona fide or firm offer for the Company. Rather, it appeared to the Board that Opportunity Partners, whose business is buying and selling stocks for the benefit of their clients, not running a bank, was merely attempting to make a quick profit on the Company's stock. This conclusion was further buttressed by the fact that, according to Opportunity Partners' Schedule 13D, it had used margin loans to finance a portion of the purchase of the Company's stock. Margin debt is not typically used to finance a long-term investment.

     5. Other than the consideration for the offer, the form of which is still unknown, the letter of Opportunity Partners did not include any other material terms and conditions of an offer typical in the banking industry and for most other types of companies. For example, among other things, there was no mention whatsoever of the proposed structure of the transaction, the treatment of the Company's contractual obligations to its customers, employees and vendors, the timing of the transaction, any conditions to consummation (other than regulatory approval), how or when they would attempt to obtain regulatory approval, whether or when they would conduct due diligence or the material terms they would seek in any proposed merger agreement regarding representations, warranties and covenants from the Company, termination provisions, deal protection, etc. Accordingly, the Board concluded that the letter was too vague and uncertain to constitute a firm or bona fide offer for the Company.

     6. The Company's governing documents prepared in accordance with Minnesota law state that the Board of Directors when evaluating any offer to (A) make a tender or exchange offer for any equity security of the Company, (B) merge or consolidate the Company with another Company or entity or purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, in connection with the exercise of its judgment in determining what is in the best interest of the Company and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of such offer: on the Company's present and future customers and employees and those of its subsidiaries; on the communities in which the Company and its subsidiaries operate or are located; on the ability of the Company to fulfill its corporate objective as a financial institution holding company under applicable statutes and regulations; and on the ability of its financial institution subsidiaries to fulfill the objectives of a stock form financial institution under applicable statutes and regulations. The Board considered these factors in rejecting the purported proposal of Opportunity Partners. The governing documents of the Company also contain significant anti-takeover provisions which limit the ability of potential hostile acquirors from owning or voting more than 10% of the Company's stock, requiring supermajority voting and fair price provisions for certain business combinations not approved by the Board of Directors and the elimination of cumulative voting in the election of directors. Because the Board of Directors would oppose and not vote in favor of any potential acquisition by Opportunity Partners, as the Company is not for sale and the Board does not believe Opportunity Partners could obtain regulatory approval for its offer, the Board considered these factors as rendering it highly unlikely that any hostile action by Opportunity Partners would be successful.

     Accordingly, in view of the foregoing considerations, the Board concluded that it was in the best interests of the Company and its stockholders for the Company to pursue its long-term business plan, and the modified Dutch auction tender offer and reverse stock split and rejected the purported offer of Opportunity Partners.

     On November 18, 2004, the Board received only its second communication from Opportunity Partners. In this second letter, Opportunity Partners again indicated its belief that the offer does not provide fair value for the shareholders and increased its offer to "$35.00 per share for all shares of Wells..." The letter also indicated that they "would be willing to consider negotiating a price in excess of $35.00 per share after conducting due diligence." The letter also threatened further action against the Company if the Board does not respond or agree to the purported offer. The letter, however, did not include any additional information that would make the offer appear to be bona fide. In addition, the Board of Directors had already concluded that the Company is not for sale. Accordingly, on November 19, 2004, the Company sent a letter to Opportunity Partners rejecting their purported proposal and issued a press release to the same effect.

                                 SPECIAL FACTORS

     3. FAIRNESS OF THE OFFER

     OUR BOARD CONTINUES TO BELIEVE THAT THE OFFER IS FAIR TO BOTH UNAFFILIATED STOCKHOLDERS WHO TENDER IN THE OFFER AS WELL AS UNAFFILIATED STOCKHOLDERS WHO REMAIN STOCKHOLDERS AFTER COMPLETION OF THE OFFER.

     The Company's Board of Directors, in deciding to approve the offer, determined that the offer was fair to unaffiliated stockholders. In making this determination, the Board considered factors it believed favored the fairness of the transaction, as well as factors that, from the perspective of an unaffiliated stockholder, may not have favored the fairness of the transaction. These factors encompassed both the fairness of the consideration to be paid and the procedural fairness of the transaction. After reviewing the letters of Opportunity Partners, the Board continues to believe offer is fair to unaffiliated stockholders who tender in the offer and who remain stockholders following the completion of the offer. The Board did not consider it necessary to obtain, and did not obtain, a revised fairness opinion from its financial advisor relating to the offer as a result of the letters from Opportunity Partners.

     The Board of Directors does not consider the letters from Opportunity Partners to be a firm, unconditional offer for the Company or to be bona fide. The offer purports to have only one condition, regulatory approval. For the reasons set forth above under "Recent Developments," the Board does not believe Opportunity Partners would obtain regulatory approval for the acquisition of the Company nor does it believe that it is seriously interested in owning the Company. The business of Opportunity Partners is a money fund, not banking. The Board is not aware of any bank or thrift anywhere in the United States that is owned by a hedge fund. The reality of the marketplace is such that virtually all acquisitions of thrifts in the United States are conducted by other financial institutions, mostly banks. This is due to the regulatory framework of the banking laws in the United States which make it very difficult for non-banking companies to acquire banks and thrifts, which are heavily regulated and limited in the types of businesses they can conduct. Banks and thrifts are generally prohibited in engaging in hedge fund activities. The Board considers it highly unlikely that a hedge fund based in Pleasantville, New York, would be approved to own a federal savings bank based in Wells, Minnesota, some 1,200 miles away, particularly in view of the lack of any banking or management expertise at Opportunity Partners.

     While the Board did consider the proposals from Opportunity Partners, it did not consider them legitimate and likely to occur. In addition, the letters did not change the Board's commitment to its long-term strategic business plan for the Company to remain an independent company for the foreseeable future. It therefore did not appear necessary to the Board to obtain an updated fairness opinion from its financial advisor as the Company was still not for sale. If the Board were to pursue a sale of the Company, it would not seek a buyer like Opportunity Partners which is unlikely to be approved by federal banking regulators to own the Company but rather would seek out compatible and likely suitors which are financial institutions located in or around its primary market area. If the Company were for sale, the Board believes it would be wasting valuable time, money and resources of the Company pursuing what it believes would be a highly conditioned, highly improbable acquisition by Opportunity Partners. Accordingly, the Board did not give great weight to the purported higher offer from Opportunity Partners and did not request an updated fairness opinion from its financial advisor. The Board of Directors continues to believe that the consideration to be received in the offer is fair from a financial point of view to the stockholders of the Company, including both those stockholders who receive cash in the tender offer and those stockholders who will remain stockholders after the tender offer. In this regard, the Board notes that :

     o the offer is voluntary; no stockholder is required to tender his or her shares;

     o all stockholders are being notified of the tender offer and the implications of the transaction on their holdings,

     o stockholders are provided with full disclosure of the terms and conditions of the offer, including the purported higher offer of Opportunity Partners; and

     o    stockholders are afforded sufficient time to consider the offer.

     Stockholders can therefore make their own decision about the merits of, and prospects of consummating, the purported offer from Opportunity Partners and choose for themselves whether or not to tender or withdraw shares already tendered in view of the extension of the offer expiration date.

     Other than the purported offer from Opportunity Partners, which the Board does not consider to be firm or bona fide, the Board of Directors is not aware of any firm offers made by any unaffiliated party during the past two years for
(1) the merger or consolidation of the Company with or into another company, (2) the sale or transfer of all or a substantial part of the Company's assets or (3) a purchase of Wells Financial's securities that would enable the holder to exercise control of the Company.

     NEITHER WELLS FINANCIAL, OUR BOARD OF DIRECTORS, OUR INFORMATION AGENT, NOR OUR FINANCIAL ADVISOR MAKES ANY RECOMMENDATION TO ANY

STOCKHOLDER AS TO WHETHER TO TENDER OR NOT TO TENDER ANY SHARES OR AS TO THE PRICE OR PRICES AT WHICH STOCKHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN OUR OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

                        THE DEPOSITARY FOR OUR OFFER IS:

                         REGISTRAR AND TRANSFER COMPANY

By Mail or Overnight Courier:               For Assistance:                   By Hand:
Registrar and Transfer Company             (800) 368-5948                     c/o The Depository Trust Co.
10 Commerce Drive                                                             Transfer Agent Drop
Cranford, New Jersey  07016-3572                                              55 Water Street, 1st Floor
                                                                              New York, New York  10041
                                            By Facsimile:
                                            (908) 497-2311
                                            (For Eligible Institutions Only)


The Letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each Wells Financial stockholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the depositary at its address set forth above.


Any questions or requests for assistance may be directed to the Information agent at its telephone number and address set forth below. Requests for additional copies of this offer to purchase, the Letter of transmittal or the Notice of Guaranteed Delivery may be directed to the Information agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning our offer. To confirm delivery of shares, stockholders are directed to contact the depositary.



                     THE INFORMATION AGENT FOR THE OFFER IS:

                              D.F. KING & CO., INC.
                           48 Wall Street, 22nd Floor
                            New York, New York 10005
                 Banks and Brokers call collect: (212) 269-5550
                    All others call Toll Free: (800) 347-4750